FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 13, 2013

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 46728, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Notice of an Annual General Meeting of Shareholders and Proxy Statement for its Annual General Meeting of Shareholders.

2.	Proxy card for use in connection with the Registrant’s Annual General Meeting of Shareholders.

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: November 13, 2013

OPTIBASE LTD.
10 Hasadnaot Street
Herzliya, Israel
972-73-7073700

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of Shareholders of Optibase Ltd. (the "Company") to be held at 10:00 a.m., Israel time, on Thursday, December 19, 2013, at the Company's offices at 10 Hasadnaot Street, Herzliya, Israel.

The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote ''FOR'' Proposals No. 1 through 12, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting.

Thank you for your continued cooperation.

Very truly yours,

Alex Hilman,
Executive Chairman of the Board of Directors

Herzliya, Israel
November 13, 2013

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
10 Hasadnaot Street
Herzliya, Israel
972-73-7073700

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Optibase Ltd. (the "Company") will be held at 10:00 a.m. Israel time, on Thursday, December 19, 2013, at the Company's offices at 10 Hasadnaot Street, Herzliya, Israel for the following purposes:

1.           To re-elect to the Company's board of directors (the "Board of Directors") two (2) of the directors currently in office;

2.           To approve the compensation terms for current and future directors of the Company in accordance with the provisions of the Israeli Companies Law of 1999 (the "Companies Law") and the regulations promulgated thereunder, as may be amended from time to time;

3.           To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2013, and to authorize the Board of Directors, upon the recommendation of the Company's audit committee (the "Audit Committee"), to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

4.           To approve a framework resolution regarding the purchase by the Company of directors' and officers' liability insurance policies, including as directors and officers of the Company's subsidiaries;

5.           To approve a grant by the company of 12,000 restricted shares of the Company, in three equal consecutive annual grants, to Mr. Alex Hilman, the Executive Chairman of the Board of Directors, under the Company's 2006 Israeli Incentive Compensation Plan;

6.           To approve a grant by the Company of 12,000 restricted shares of the Company, in three equal annual consecutive grants, to Mr. Amir Philips, the Company's Chief Executive Officer, under the Company's 2006 Israeli Incentive Compensation Plan;

7.           To re-elect Ms. Orli Garti-Seroussi as an external director of the Company for an additional three-year term commencing on January 31, 2014, and to approve her compensation terms;

8.           To re-elect Mr. Chaim Labenski as an external director of the Company for an additional three-year term commencing on December 29, 2013, and to approve his compensation terms;

9.           To approve the compensation terms of Mr. Shlomo (Tom) Wyler, who is affiliated with the Company's controlling shareholder, as the Chief Executive Officer of Optibase Inc., the Company's subsidiary;

10.         To approve a service agreement between the Company and Mr. Reuwen Schwarz, who is affiliated with the Company's controlling shareholder, for the provision of real estate related consulting services to the Company, its subsidiaries and affiliates;

11.         To approve the entry by the Company's subsidiaries into agreements to acquire twelve luxury condominium units located in Miami Beach, Florida, from companies affiliated with the Company's controlling shareholder, as well as the lease of one condominium unit by the Company to one of the sellers; and

12.         To approve a compensation policy for the Company's directors and officers, in accordance with the requirements of the Companies Law.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors' report and the financial statements of the Company for the fiscal year ended December 31, 2012. These documents can be found on the Company's website at: www.optibase-holdings.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of the trading day of November 19, 2013, are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in "street name", meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company's register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors,

Alex hilman,
Executive Chairman of the Board of Directors

Herzliya, Israel
November 13, 2013

OPTIBASE LTD.
10 Hasadnaot Street
Herzliya, Israel
972-73-7073700

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.65 nominal value (the "Shares"), of Optibase Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company (the "Board of Directors") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held at 10:00 a.m., Israel time, on Thursday, December 19, 2013, at the Company's offices at 10 Hasadnaot Street, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the "Notice").

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.           To re-elect to the Board of Directors two (2) of the directors currently in office;

2.           To approve the compensation terms for current and future directors of the Company in accordance with the provisions of the Companies Law and the regulations promulgated thereunder, as may be amended from time to time;

3.           To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2013, and to authorize the Board of Directors, upon the recommendation of the Company's audit committee (the "Audit Committee"), to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

4.           To approve a framework resolution regarding the purchase by the Company of directors' and officers' liability insurance policies, including as directors and officers of the Company's subsidiaries;

5.           To approve a grant by the company of 12,000 restricted shares of the Company, in three equal consecutive annual grants, to Mr. Alex Hilman, the Executive Chairman of the Board of Directors, under the Company's 2006 Israeli Incentive Compensation Plan;

6.           To approve a grant by the Company of 12,000 restricted shares of the Company, in three equal annual consecutive grants, to Mr. Amir Philips, the Company's Chief Executive Officer, under the Company's 2006 Israeli Incentive Compensation Plan;

7.           To re-elect Ms. Orli Garti-Seroussi as an external director of the Company for an additional three-year term commencing on January 31, 2014, and to approve her compensation terms;

8.           To re-elect Mr. Chaim Labenski as an external director of the Company for an additional three-year term commencing on December 29, 2013, and to approve his compensation terms;

9.           To approve the compensation terms of Mr. Shlomo (Tom) Wyler, who is affiliated with the Company's controlling shareholder, as the Chief Executive Officer of Optibase Inc., the Company's subsidiary;

10.         To approve a service agreement between the Company and Mr. Reuwen Schwarz, who is affiliated with the Company's controlling shareholder, for the provision of real estate related consulting services to the Company, its subsidiaries and affiliates;

11.         To approve the entry by the Company's subsidiaries into agreements to acquire twelve luxury condominium units located in Miami Beach, Florida, from companies affiliated with the Company's controlling shareholder, as well as the lease of one condominium unit by the Company to one of the sellers; and

12.         To approve a compensation policy for the Company's directors and officers, in accordance with the requirements of the Companies Law.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors' report and the financial statements of the Company for the fiscal year ended December 31, 2012. These documents can be found on the Company's website at: www.optibase-holdings.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The approval of each of Proposals No. 1 and 3 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

The approval of each of Proposals No. 10 and 11 requires the affirmative vote of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders having no personal interest in the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of each of Proposals No. 2, 4 throguth 9 and 12 requires the affirmative vote of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Companies Law, each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf with respect to the approval of each of Proposals No. 2, 4 throguth 9 and 12 and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of each of Proposals No. 10 and 11. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf with respect to the approval of each of Proposals No. 2, 4 throguth 9 and 12 and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of each of Proposals No. 10 and 11. Shareholders who do not so indicate will not be eligible to vote their Shares as to such proposals.

The Companies Law defines a "personal interest" as a personal interest of a person in an act or transaction of a company, including:

(i)           a personal interest of that person's relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person's spouse or the spouse of any of the above); or

(ii)          a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity's issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company's shares will not be deemed a personal interest.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Meeting, the Meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned Meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned Meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Companies Law.

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN "STREET NAME";
EXPRESSING POSITIONS

Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above (except for Proposals No. 2 and 4 through 12). If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum. Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder's proxy is not received by the Company at least two business days prior to the date of the Meeting, it shall not be valid at the Meeting. Notwithstanding the aforesaid, the chairman of the Meeting may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Note for Shareholders in "Street Name"

Shareholders who hold their Shares in "street name" meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the "Position Statement"). Position Statements should be submitted to the Company at its registered offices, at 10 Hasadnaot Street, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Executive Officer no later than November 29, 2013. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about Novmber 21, 2013 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 3,822,250 Shares outstanding as of November 5, 2013 (such number excludes (i) 54,695 Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 6,000 Shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have equity rights but no voting rights as of November 5, 2013 or within 60 days thereafter). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth, as of November 5, 2013, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	2,424,475	63.4
Arthur Mayer-Sommer(3)	240,000	6.3
Shareholding of all directors and officers as a group (7 persons)(4)	270,451	6.9

(1)
Number of shares and percentage ownership is based on 3,822,250 ordinary shares outstanding as of November 5, 2013. Such number excludes: (i) 54,695 Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 6,000 Shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have equity rights but no voting rights as of the date hereof or within 60 days thereafter. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission (the "SEC") and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of November 5, 2013 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2)
The information is accurate as of November 21, 2012, and based on Amendment No. 4 to Schedule 13D filed with the SEC on November 21, 2012, by: (i) Gesafi Real Estate S.A., a Panama Corporation ("Gesafi"), (ii) The Capri Family Foundation ("Capri"), (iii) Filippone Business S.A., a company organized under the laws of the Republic of Panama ("Filippone"), and (iv) PZ Nominees II S.A., a company organized under the laws of the Republic of Panama ("PZ Nominees"). According to such Amendment No. 4 to Schedule 13D, Gesafi directly owns 1,127,185 of the Company's ordinary shares and Capri directly owns 1,297,290 of the Company's ordinary shares. The core activity of both Gesafi and Capri is the holding of investments. In addition, Capri is the holder of 100% of the equity interest of Gesafi, and the beneficiaries of Capri are the children of Mr. Shlomo (Tom) Wyler, the Company's President and member of the Board of Directors. For additional information regarding Mr. Wyler's role in the Company and its subsidiaries, please see Proposals No. 1 and 9 herein. By virtue of its holdings in Gesafi, Capri may be deemed the beneficial owner of an additional 1,127,185 ordinary shares owned by Gesafi, for total direct or beneficial ownership of 2,424,475 of the Company's ordinary shares. Filippone is the Corporate Councillor of Capri, and its sole activity is acting as Corporate Councillor for Capri. PZ Nominees is the holder of 100% of the equity interest of Filippone, and its core activity is the holding of other companies.

(3)	The information is based on Amendment No. 6 to Schedule 13D originally filed on behalf of Tom S. Wyler and Arthur Mayer-Sommer and Festin Management Corp. on June 9, 2005.

(4)
Includes 175,864 ordinary shares and 94,587 ordinary shares issuable upon exercise of options exercisable within 60 days of November November 5, 2013. Excludes 6,000 ordinary shares held by a trustee for the benefit of the Company's directors and executive officers under the Company's 2006 Israeli Incentive Compensation Plan, which have not vested on November 5, 2013 or within 60 days thereafter and which have equity rights, but no voting rights.

Proposal No. 1

RE-ELECTION TO THE COMPANY'S BOARD OF DIRECTORS TWO (2) OF THE
DIRECTORS CURRENTLY IN OFFICE

At the Meeting, two (2) directors are to be re-elected, who, together with the two (2) serving external directors, will constitute the Company's Board of Directors. Each of the re-elected directors will hold office until the next annual general meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the annual general meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the two nominees listed below.

Each of the nominees has indicated to the Company his availability for re-election and has declared that: (i) he has the required qualifications and ability to devote the time required for its service as a director with respect to the Company's special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations are attached as Annex A to this Proxy Statement. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

Mr. Shlomo (Tom) Wyler's service as a member of the Board of Directors will end on the date of the Meeting. For details regarding the Company's proposal to approve the compensation terms of Mr. Wyler as Chief Executive Officer of the Company's subsidiary, see Proposal No. 9 below.

The directors have the right at any time, in a resolution approved by at least a majority of the Company's directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company's articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of November 5, 2013:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Alex Hilman	2002	Executive Chairman of the Board of Directors of the Company and Partner in an Israeli accounting firm	1% (2)
Danny Lustiger (i)	2010	President and Chief Executive Officer at Cupron Inc.	0.3% (3)

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Orli Garti Seroussi (i)	2008	Independent Business Consultant	0.1% (4)
Chaim Labenski (i)	2010	Independent Investor	0.03% (5)

(1)
See note 1 to the "Beneficial Ownership of Securities by Certain Beneficial Owners and Management" above. Based on information provided to the Company by the directors, the persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

(2)
Including 33,000 options and 3,600 restricted shares that are currently exercisable or exercisable within 60 days as of November 5, 2013. Excludes 10,000 options that are currently unvested and will remain unvested within 60 days as of November 5, 2013. Excludes 1,200 restricted shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of November 5, 2013 or within 60 days thereafter.

(3)
Including 7,500 options and 2,800 restricted shares that are currently exercisable or exercisable within 60 days as of November 5, 2013. Excludes 2,500 options that are currently unvested and will remain unvested within 60 days as of November 5, 2013. Excludes 1,200 restricted shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of November 5, 2013 or within 60 days thereafter.

(4)
Including 3,600 restricted shares that are currently exercisable or exercisable within 60 days as of November 5, 2013. Excludes 1,200 restricted shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of November 5, 2013 or within 60 days thereafter.

(5)
Including 1,200 restricted shares that are currently exercisable or exercisable within 60 days as of November 5, 2013. Excluding 1,200 restricted shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have equity rights, but no voting rights as of November 5, 2013 or within 60 days thereafter.

(i) Member of the Company's Audit Committee and Compensation Committee.

Alex Hilman serves as Executive Chairman of the Board of Directors since September 2009. He has joined the Board of Directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves as a board member in other companies in Israel and abroad. Mr. Hilman was the president of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman has published professional works on tax and accounting, among them, The Israel Tax Guide. Mr. Hilman has also held professional and management positions at the Income Tax Department (Ministry of Finance) and lectured Taxation in Tel Aviv University. Mr. Hilman holds a B.A. in Accountancy and Economics from Tel-Aviv University.

Danny Lustiger joined the Board of Directors in October 2009. Mr. Lustiger is the president and Chief Executive Officer of Cupron Inc. and has over 18 years of experience in various aspects of Hi-Tech industry at senior positions together with Real estate and infrastructure industries, experience at senior position in public companies. From 2007 until 2009, Mr. Lustiger served as the Chief Financial officer of Shikun & Binui Holdings Ltd. From 1996 and until 2005, Mr. Lustiger served at different managerial positions at Optibase including Chief Financial Officer. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Brightman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

Compensation

For information on the proposed compensation terms of the Company's directors, see Proposal No. 2 below. The directors will continue to benefit from coverage under the Company's directors' and officers' liability insurance policies and from the letters of indemnification provided to them by the Company.

Alternate Directors

Subject to the Companies Law, the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company's directors. Pursuant to the Company's articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

The term of the Company's current external directors, Ms. Orli Garti-Seroussi and Mr. Chaim Labenski, will end on January 30, 2014, and December 30, 2013, respectively. For additional information regarding the proposed re-elections of Ms. Orli Garti-Seroussi and Mr. Chaim Labenski as external directors of the Company, and their proposed compensation, see Proposals No. 7 and 8, respectively.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-election of Messrs. Hilman and Lustiger as directors of the Company, as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

APPROVAL OF THE COMPENSATION TERMS FOR CURRENT AND FUTURE DIRECTORS
OF THE COMPANY IN ACCORDANCE WITH THE PROVISIONS OF THE COMPANIES
LAW AND THE REGULATIONS PROMULGATED THEREUNDER,
AS MAY BE AMENDED FROM TIME TO TIME

Following the approval by the Company's compensation committee (the "Compensation Committee") and Board of Directors, it is proposed to approve the grant of compensation to current and future directors of the Company (including external directors and independent directors, but excluding the Executive Chairman of the Board of Directors and directors who serve in other roles at the Company), pursuant to the fixed amounts permitted to be paid to external directors (depending on the Company's equity level), all in accordance with applicable regulations promulgated under the Companies Law (the "'External Directors' Compensation Regulations"), as may be from time to time.

The following is a short summary of the compensation terms to be paid to the members of the Board of Directors, in accordance with the existing provisions of the External Directors' Compensation Regulations:

The Company's directors will be entitled to receive annual fee (the "Annual Fee") as well as payment per participation in meetings of the Board of Directors and its committees (the "Participation Compensation") equivalent to the fixed amounts permitted to be paid to external directors, in accordance with the Company's equity level, as may be from time to time, plus applicable value added tax (if applicable).

The Participation Compensation for resolutions that will be adopted without an actual convening (unanimous written resolutions) and for participation through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening - the Participation Compensation will be reduced by 40%; and (2) for participation through media communication - the Participation Compensation will be reduced by 50%.

The Annual Fee will be paid in four equal allotments, at the beginning of each quarter for the preceding quarter and the Participation Compensation will be paid at the beginning of each quarter for the director's participation in the meetings and unanimous written resolutions that took place in the preceding quarter.

The Company will reimburse all the directors for expenses incurred as part of their service as directors, all in accordance with limitations provided in the External Directors' Compensation Regulations.

The proposed compensation for the Company's directors is in accordance with the Company's proposed compensation policy for directors and officers as described in Proposal No. 12 below.

Subject to the approval of this Proposal No. 2 by the Company's shareholders, such resolution will become effective as of the date of approval of the first upcoming re-election or election of any external director of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the compensation terms for current and future directors of the Company in accordance with the provisions of the Companies Law and the regulations promulgated thereunder, as may be amended from time to time, having been approved by the Compensation Committee and Board of Directors, and as presented to the shareholders, be, and same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER, A MEMBER OF ERNST &
YOUNG GLOBAL, AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2013 AND TO AUTHORIZE THE BOARD OF DIRECTORS,
UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THE
AUDITORS' REMUNERATION TO BE FIXED IN ACCORDANCE WITH THE VOLUME AND
NATURE OF THEIR SERVICES TO THE COMPANY FOR SUCH FISCAL YEAR

Following the recommendation of the Audit Committee and Board of Directors, it is proposed to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ending on December 31, 2013 and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors' remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

Such auditors have served as the Company's auditors since its establishment and have no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company's independent auditors for the fiscal year ending on December 31, 2013, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company, and as presented to the shareholders, be, and same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

APPROVAL OF A FRAMEWORK RESOLUTION REGARDING THE PURCHASE BY THE
COMPANY OF DIRECTORS' AND OFFICERS' LIABILITY INSURANCE POLICIES,
INCLUDING AS DIRECTORS AND OFFICERS OF THE COMPANY'S SUBSIDIARIES

Following the approval by the Compensation Committee and Board of Directors, it is proposed to approve the purchase by the Company (including for the avoidance of doubt, any renewals or extensions), from time to time, of directors' and officers' liability insurance policies, including as directors or officers of the Company's subsidiaries, in Israel or overseas, for a period of three years commencing on the date of the Meeting, or until the annual general meeting of the Company to be held in 2016, whichever is later; provided however, that policies purchased under this Proposal comply with all of the following conditions:

(1) the maximum coverage amount under each policy shall not exceed the higher of: (i) US $10,000,000; or (ii) 25% of the Company's shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

(2) the maximum yearly premium to be paid by the Company for each policy shall not exceed 1% of the aggregate coverage of such policy;

(3) the terms of the policy shall comply with the Company's compensation policy for directors and officers; and

(4) the purchase of the policy (including any renewal or extension) shall be approved by the Compensation Committee (and, if required by law, by the Board of Directors) which shall determine whether the coverage amount and the relevant premium sums are reasonable considering the Company's exposures, the scope of coverage and market conditions and that the policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

In the event this Proposal No. 4 is not approved by the Company's shareholders by the requisite majority, the Company will be entitled to purchase, renew or extend directors' and officers' liability insurance policy pursuant to its compensation policy for directors and officers (see Proposal No. 12 below), if such proposal is approved.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the framework resolution regarding the purchase by the Company of directors' and officers' liability insurance policies, including as directors and officers of the Company's subsidiaries, having been approved by the Compensation Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved. "

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

APPROVAL OF A GRANT BY THE COMPANY OF 12,000 RESTRICTED SHARES OF THE
COMPANY, IN THREE EQUAL CONSECUTIVE ANNUAL GRANTS, TO MR. ALEX
HILMAN, THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS, UNDER THE
COMPANY'S 2006 ISRAELI INCENTIVE COMPENSATION PLAN

Following the approval by the Compensation Committee and Board of Directors, it is proposed to approve the grant by the Company of 12,000 ordinary shares of the Company in three (3) equal consecutive annual grants to Mr. Alex Hilman, the Executive Chairman of the Board of Directors of the Company (in this Proposal No. 5, the "Restricted Shares" and "Recipient" respectively). The Restricted Shares will be granted pursuant to the Company's 2006 Israeli Incentive Compensation Plan (the "Plan"), a copy of which was attached as Exhibit 4.1 to Form S-8 filed by the Company with the SEC on September 28, 2006. The Restricted Shares will be granted to a trustee for the benefit of the Recipient, in accordance with the capital gains tax track selected by the Company, see also the "Taxation" section below.

Assuming the vesting of all Restricted Shares, the Restricted Shares shall constitute, as of November 5, 2013, approximately 0.3% of the Company's issued share capital1, and approximately 0.3% of the Company's issued share capital on a fully diluted basis2.

1
Excluding: (i) 54,695 Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 6,000 Shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have equity rights but no voting rights as of the date hereof or within 60 days thereafter.

2	Assuming the exercise of 94,587 options into Shares, which constitute as of the date of this Proxy Statement, the entire securities that are exercisable or convertible into Shares.

The following is a short summary of the principal terms of the grant of Restricted Shares to the Recipient:

Administration of the Plan

Subject to applicable law, the Articles of Association of the Company, and any resolution to the contrary by the Board of Directors, the Board of Directors (the "Administrator") is authorized, in its sole and absolute discretion, to exercise all powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan. The Administrator may, at any time, and when applicable, after consultation with the trustee, amend, alter, suspend or terminate the Plan.

Dates of Grant

The Recipient will be entitled to receive 4,000 Restricted Shares on each of the following dates: January 1, 2014, January 1, 2015 and January 1, 2016 (the "Dates of Grant"), provided that the Recipient will serve as a director on each Date of Grant.

Purchase Price

The Restricted Shares shall be granted to the Recipient for no consideration. Upon each grant of the Restricted Shares, the Company will capitalize the amount equals to the par value of the Restricted Shares granted, out of its profits, out of premium paid for Shares, or out of any other item included in its share capital, subject to and in accordance with the provisions of the Companies Law.

Vesting Periods

The Restricted Shares granted on each Date of Grant shall vest after a two-year period (50% each year) from their Date of Grant (the "Vesting Periods"), subject to the continued employment or service of the Recipient in the Company, see the "Termination of Service" section below.

Rights of the Restricted Shares

The Restricted Shares shall have all rights and privileges of a shareholder as to the Restricted Shares, and receive dividends or other distributions with respect to the Restricted Shares, except that the Recipient shall not have any voting rights with respect to the Restricted Shares so long as the Restricted Shares have not vested.

All Shares distributed as a dividend or distribution, if any, with respect to Restricted Shares prior to the applicable Vesting Period shall be subject to the same restrictions as the Restricted Shares in respect of which the dividend or distribution was made.

Restrictions on the Restricted Shares

General

Restricted Shares may not be sold, pledged, assigned, transferred, or otherwise encumbered or disposed of for any reason until the latter of (i) the applicable Vesting Period; and (ii) the applicable Holding Period (as such term is defined in the "Taxation" section below).

No vesting under the Plan shall entitle the Recipient to take possession of any shares or become the registered holder thereof until the Holding Period (as such term is defined in section "Taxation" below) has run (if applicable).

Restrictions under U.S. securities law

If a registration statement for the Restricted Shares has not been filed with the U.S. Securities and Exchange Commission, the Recipient may not sell, transfer or otherwise dispose of the Restricted Shares, unless the Restricted Shares are registered under the Securities Act of 1933, as amended (the "Securities Act") or are sold, transferred or otherwise disposed of pursuant to an available exemption from registration under the Securities Act.

Termination of Service

General

If the Recipient ceases to be a director of the Company for any reason, other than by reason of death, Retirement3, Disability4 or Cause5, then any rights upon vested Restricted Share shall be delivered to the Recipient but only to the extent that they were vested within the date his service terminates. All other Restricted Shares for the benefit of the Recipient shall expire upon the date of termination of service.

Termination of service for Cause

In the event of termination of service of the Recipient for Cause, then any unvested Restricted Shares shall terminate and expire on the day the Recipient is notified of his termination of service. The determination by the Administrator as to the occurrence of Cause shall be final and conclusive.

Termination of service by Reason of Death

If termination of service is by reason of death of the Recipient, then any rights upon vested Restricted Shares shall be delivered to Recipient's estate, personal representative or beneficiaries, but only to the extent they have vested within the 30th day after service was terminated.

3
For the purpose of the Plan, "Retirement" means the termination of the Recipient's employment as a result of his/her reaching the earlier of (i) the age of retirement prescribed by Law; or (ii) the age of retirement specified in the Recipient's employment agreement; or (iii) the Company's written consent for retirement".

4	For the purpose of the Plan, "Disability" means disability resulting in the inability to perform services for the Company for six months or more.

5
For the purpose of the Plan, "Cause" when used in connection with the termination of the Recipient's employment with, or services to the Company or an Affiliate, and forming the basis of such termination: (a) the definition ascribed to Cause in the individual employment agreement or services agreement between the Company and/or its Affiliate and the Recipient, (b) if no such definition exists, then any one of the following: (i) termination of engagement by the Company or an Affiliate, which under Israeli law denies the Recipient's entitlement to severance pay; (ii) dishonesty towards the Company or an Affiliate, (iii) insubordination with respect to reasonable directives of the Recipient's direct supervisor or to directives of the Board, (iv) substantial malfeasance or nonfeasance of duty, (v) embezzlement of the Company's or an Affiliate's funds, (vi) unauthorized disclosure of confidential information, (vii) conduct substantially prejudicial to the business of the Company or Affiliate, (viii) any substantial breach by the Recipient of his/ her employment or service agreement or any other obligations towards Company or an Affiliate.

Termination of service by Reason of Retirement or Disability

If termination of service is by reason of Retirement or Disability of the Recipient, the Recipient shall be entitled to any rights upon vested Restricted Shares to be delivered to Recipient's estate, personal representative or beneficiaries, but only to the extent they have vested within the 30th day after service was terminated.

Transfer of Service

Subject to the receipt of appropriate approvals from the Israeli Tax Authorities, Recipient's rights to Restricted Shares shall not be terminated, forfeited or shall not expire solely as a result of the fact that the Recipient's service changes from the Company to an Affiliate6 or vice versa.

Taxation

The Company elected to follow the capital gains tax track under Section 102 of the Israeli Tax Ordinance [New Version] of 1961. Under the capital gains tax track, the Restricted Shares must be held by a trustee for a period of 24 months commencing on the day on which the Restricted Shares were granted (the "Holding Period") and generally, the Company may not recognize expenses pertaining to the Restricted Shares for tax purposes.

All tax consequences under any applicable law which may arise from the grant of the Restricted Shares or from the exercise or vesting thereof by or on behalf of the Recipient shall be borne solely by the Recipient. The Recipient shall indemnify the Company and/or Affiliate, as the case may be, and hold them harmless, against and from any liability for any such tax or any penalty, interest or indexing.

Required Approvals for Grant

The grant of the Restricted Shares is subject to the receipt of the requisite shareholder approval for the grant of the Restricted Shares under this Proposal No. 5.

Applicable Law and Jurisdiction

The Plan and documents related thereto is governed by, construed and administered in accordance with the Israeli law. The district courts of Tel Aviv-Jaffa shall be the appropriate and exclusive venue for any disputes arising under and in connection with this Plan and documents related thereto.

Summary of the Compensation Committee's and Board of Directors' Reasons for the Approval of This Proposal

The Compensation Committee and Board of Directors stated in their approval of the proposed grant of Restricted Shares to the Company's Executive Chairman of the Board of Directors that the proposed grant is intended to compensate the Executive Chairman for his services and contribution to the Company. The proposed grant is intended to strengthen the retention and the motivation of the Executive Chairman in the long term. The terms of the proposed grant are fair and reasonable taking into consideration, among other things, the Executive Chairman's skills and qualifications and experience, the comparative compensation of executive chairmen of similar size and type of the Company (based on an external analysis conducted by an independent consultant) and the overall compensation of the Executive Chairman.

6
For the purpose of the Plan, "Affiliate" means "a present or future entity that either (i) controls the Company or is controlled by the Company; or (ii) is controlled by the same person or entity that controls the Company".

The Compensation Committee and Board of Directors have further stated that the proposed grant for the Company's Executive Chairman is in accordance with the Company's proposed compensation policy for directors and officers as described in Proposal No. 12 below.

In light of all of the above, the Compensation Committee and Board of Directors concluded that the proposed grant is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the grant by the Company of 12,000 restricted shares of the Company, in three equal consecutive annual grants, to Mr. Alex Hilman, the Executive Chairman of the Board of Directors, in accordance with the Company's 2006 Israeli Incentive Compensation Plan, having been approved by the Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

APPROVAL OF A GRANT BY THE COMPANY OF 12,000 RESTRICTED SHARES OF THE
COMPANY, IN THREE EQUAL ANNUAL CONSECUTIVE GRANTS, TO MR. AMIR
PHILIPS, THE COMPANY'S CHIEF EXECUTIVE OFFICER, UNDER THE COMPANY'S 2006
ISRAELI INCENTIVE COMPENSATION PLAN

Following the approval by the Compensation Committee and Board of Directors, it is proposed to approve the grant by the Company of 12,000 ordinary shares of the Company in three (3) equal consecutive annual grants to Mr. Amir Philips, the Company's Chief Executive Officer (in this Proposal No. 6, the "Restricted Shares"). The Restricted Shares will be granted pursuant to the Company's 2006 Israeli Incentive Compensation Plan (the "Plan"), a copy of which was attached as Exhibit 4.1 to Form S-8 filed by the Company with the SEC on September 28, 2006. The Restricted Shares will be granted to a trustee for the benefit of Mr. Philips.

Assuming the vesting of all Restricted Shares, the Restricted Shares shall constitute, as of November 5, 2013, approximately 0.3% of the Company's issued share capital7 and approximately 0.3% of the Company's issued share capital, on a fully diluted basis8.

The terms of grant by the Company of the Restricted Shares to Mr. Philips are identical to the terms of grant of Restricted Shares to the Executive Chairman of the Company as discussed in Proposal No. 5 above, subject to necessary changes deriving from Mr. Philips' employment with the Company.

7	See footnote 1 above.

8	See footnote 2 above.

Summary of the Compensation Committee's and Board of Directors' Reasons for the Approval of This Proposal

The Compensation Committee and Board of Directors stated in their approval of the proposed grant of Restricted Shares to the Company's Chief Executive Officer that the proposed grant is intended to compensate the Chief Executive Officer for his services and contribution to the Company. The proposed grant is intended to strengthen the retention and the motivation of the Chief Executive Officer in the long term.
The terms of the proposed grant are fair and reasonable taking into consideration, among other things, the Chief Executive Officer's skills, qualifications and experience, the comparative compensation of chief executive officers of similar size and type of the Company (based on an external analysis conducted by an independent consultant) and the overall compensation of the Chief Executive Officer.

The Compensation Committee and Board of Directors have further stated that the proposed grant for the Company's Chief Executive Officer is in accordance with the Company's proposed compensation policy for directors and officers as described in Proposal No. 12 below.

In light of all of the above, the Compensation Committee and Board of Directors concluded that the proposed grant is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the grant by the Company of 12,000 restricted shares of the Company, in three equal annual consecutive grants, to Mr. Amir Philips, the Company's Chief Executive Officer, in accordance with the Company's 2006 Israeli Incentive Compensation Plan, having been approved by the Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 7

RE-ELECTION OF MS. ORLI GARTI-SEROUSSI AS AN EXTERNAL DIRECTOR FOR AN
ADDITIONAL THREE-YEAR TERM COMMENCING ON JANUARY 31, 2014,
AND APPROVAL OF HER COMPENSATION TERMS

Ms. Orli Garti-Seroussi will complete her second 3-year term service as an external director of the Company on January 30, 2014. The Company proposes to re-elect Ms. Orli Garti-Seroussi as an external director of the Company for an additional 3-year term commencing on January 31, 2014.

The following is a short C.V. of Ms. Garti-Seroussi:

Orli Garti Seroussi joined the Board of Directors on January 31, 2008 as an external director. Ms. Garti-Seroussi serves as an external director of Athelon Ltd.. From August 2001 until June 2011, Ms. Garti-Seroussi served as the General Manager of the Bureau of Municipal Corporation in the municipality of Tel-Aviv Jaffa since August 2001. From June 1999 until July 2001 Ms. Garti-Seroussi served as manager of consulting department in Shif-Hazenfrats & Associations, CPA firm. Prior to that, Ms. Garti-Seroussi served as Deputy Director of the Department of Market Regulation in the Israel Securities Authority and as an Auditor in the Tel Aviv Stock Exchange. Ms. Garti-Seroussi holds an M.P.A from Harvard University and M.B.A degree and a B.A degree in economics and accounting from Tel Aviv University.

Ms. Garti-Seroussi declared that she complies with all requirements under the Companies Law for serving as an external director. Such declaration is attached as Annex B to this Proxy Statement.

The compensation proposed to be paid to Ms. Garti-Seroussi for her service as external director is the compensation detailed in Proposal No. 2 above. In addition, Ms. Garti-Seroussi will continue to benefit from coverage under the Company's directors' and officers' liability insurance policies and from the letter of indemnification provided to her by the Company.

The proposed compensation of Ms. Garti-Saroussi is in accordance with the proposed Company's compensation policy for directors and officers as described in Proposal No. 12 below.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-election of Ms. Orli Garti-Seroussi as an external director of the Company for an additional three-year term commencing on January 31, 2014, and the approval of her compensation terms, as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 8

RE-ELECTION OF MR. CHAIM LABENSKI AS AN EXTERNAL DIRECTOR FOR AN
ADDITIONAL THREE-YEAR TERM COMMENCING ON DECEMBER 31, 2013,
AND APPROVAL OF HIS COMPENSATION TERMS

Mr. Chaim Labenski will complete his service as an external director of the Company on December 30, 2013. The Company proposes to re-elect Mr. Chaim Labenski as an external director of the Company for a second 3-year term commencing on December 31, 2013.

The following is a short C.V. of Mr. Labenski:

Chaim Labenski joined the Board of Directors in December 2010. From 1977 to 1999, Mr. Labenski held a number of positions at Securities Division of Bank Hapoalim BM, including being First Vice president and Head of Foreign Securities and was involved in consulting, securities research, trading and I.P.O coordination with global investment houses. Since 1999 he acts as a private investor. Mr. Labenski holds a B.Sc degree in Civil Engineering from Astor University, U.K, an M.Sc degree in Engineering Management from Leeds University and D.B.A degree in Business Administration from Manchester Business School.

Mr. Labenski declared that he complies with all requirements under the Companies Law for serving as an external director. Such declaration is attached as Annex C to this Proxy Statement.

The compensation proposed to be paid to Mr. Labenski for his service as external director is the compensation detailed in Proposal No. 2 above. In addition, Mr. Labenski will continue to benefit from coverage under the Company's directors' and officers' liability insurance policies and from the letter of indemnification provided to him by the Company.

The proposed compensation for Mr. Labenski is in accordance with the proposed Company's compensation policy for directors and officers as described in Proposal No. 12 below.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-election of Mr. Labenski as an external director of the Company for an additional three-year term commencing on December 31, 2013, and the approval of his compensation terms, as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 9

APPROVAL OF THE COMPENSATION TERMS OF MR. SHLOMO (TOM) WYLER,
WHO IS AFFILIATED WITH THE COMPANY'S CONTROLLING SHAREHOLDER, AS THE
CHIEF EXECUTIVE OFFICER OF OPTIBASE INC., THE COMPANY'S SUBSIDIARY

Following the approval by the Audit Committee, the Compensation Committee and the Board of Directors, it is proposed to approve the compensation terms of Mr. Shlomo (Tom) Wyler, for his service as Chief Executive Officer of Optibase Inc., the Company's subsidiary. Mr. Wyler has served as a director of the Company and is also affiliated with the Company's controlling shareholder.9

Subject to the Company's shareholder's approval of this Proposal No. 9, Mr. Wyler will serve as Chief Executive Officer of Optibase Inc. and will be responsible for the implementation of the Company's strategy in North America, recognizing new local opportunities, forming strategic alliances and overseeing the ongoing management of the Company's current U.S. real estate portfolio.

The yearly gross base salary in consideration for Mr. Wyler's services as Chief Executive Officer of Optibase Inc. will be $170,000 for a full time position as well as reimbursement of health insurance expenses of up to $24,000 per year, and including reimbursement of reasonable work-related expenses incurred as part of his activities as Chief Executive Officer of Optibase Inc., of up to $50,000 per year.

The employment of Mr. Wyler is for a three-year term commencing on January 1, 2014.

Mr. Wyler's service as president of the Company and member of the Board of Directors will end as of the date of this Meeting.

Summary of the Compensation Committee, Audit Committee and Board of Directors' Reasons for the Approval of This Proposal

The Compensation Committee, Audit Committee and Board of directors stated in their approval of the compensation terms of Mr. Wyler that the compensation is intended to compensate Mr. Wyler for his service as Chief Executive Officer of Optibase Inc. and his contribution to the Company and its subsidiaries.

9	See note 3 to "Beneficial Ownership of Securities by Certain Beneficial Owners and Management" above.

Mr. Wyler has the required skills for the purpose of performing the service as Chief Executive Officer of Optibase Inc., including his vast experience in the U.S. real estate market and financing transactions, his reach experience familiarity with the Company's business and his long term and deep acquaintance with the Company's operations during his service in various senior roles at the Company.

The compensation terms of Mr. Wyler are fair and reasonable, taking into consideration, among other things, Mr. Wyler's skills, qualifications and experience, the comparative compensation of chief executive officers of subsidiaries of similar size and type of the Company (based on an external analysis conducted by an independent consultant) and the overall compensation of Mr. Wyler.

The Audit Committee and Board of Directors have further stated that the proposed compensation of Mr. Wyler as discussed above is in accordance with the Company's proposed compensation policy for directors and officers as described in Proposal No. 12 below.

In light of all of the above, the Audit Committee, the Compensation Committees and Board of Directors concluded that the proposed compensation of Mr. Wyler is to the Company's benefit.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the compensation terms of Mr. Shlomo (Tom) Wyler, who is affiliated with the Company's controlling shareholder, as the Chief Executive Officer of Optibase Inc., the Company's subsidiary, having been approved by the Audit Committee, the Compensation Committee and the Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 10

APPROVAL OF A SERVICE AGREEMENT BETWEEN THE COMPANY AND MR. REUWEN
SCHWARZ, WHO IS AFFILIATED WITH THE COMPANY'S CONTROLLING
SHAREHOLDER, FOR THE PROVISION OF REAL ESTATE RELATED CONSULTING
SERVICES TO THE COMPANY, ITS SUBSIDIARIES AND AFFILIATES

Following the approval by the Audit Committee and Board of Directors, it is proposed to approve an agreement (the "Service Agreement") between the Company and Mr. Reuwen Schwarz, for the provision of real estate related consulting services to the Company, its subsidiaries and affiliates (collectively in this Proposal No. 10, the "Company"), as detailed below. Mr. Schwarz is a relative of the beneficiaries of Capri, the Company's controlling shareholder, and therefore, transactions with Mr. Schwarz are considered to be transactions in which the controlling shareholder of the Company has a personal interest.

Mr. Schwarz will provide the Company with real estate related consulting services, including: (i) searching, introducing and advising the Company on real estate transactions, (ii) advising and negotiating with banks and financing institutions, (iii) advising the Company on its financing agreements, all as requested by the Company from time to time and at its sole discretion (the "Services").

The Services will be provided by Mr. Schwarz at the request of the Company. Mr. Schwarz will render the Services faithfully and diligently for the benefit of the Company, and will devote all necessary time and attention for the performance of the Services. Mr. Schwarz will also use his best efforts to implement the policies established by the Company in the performance of the Services.

In consideration for the Services, the Company will pay Mr. Schwarz a monthly fee of EURO 4,000 (approximately $5,350) plus applicable value added tax (if applicable). Mr. Schwarz will also be reimbursed for expenses incurred as part of the Services which shall not exceed EURO 12,000 (approximately $16,060) per year. In the event the Service Agreement is terminated during a certain month, Mr. Schwarz will be entitled to a pro rata fee based on the number of days that has lapsed until the termination date of the Service Agreement.

Mr. Schwarz may either provide the Services by himself or through a corporation under his control, provided that the consideration under the Service Agreement remains unchanged.

The Service Agreement will be in effect retroactively from November 1, 2013 for a period of three years. Each of Mr. Schwarz and the Company may terminate the Service Agreement by giving a prior written notice of 30 days. During such advance notice period, Mr. Schwarz will be required to continue the provision of the Services (unless the Company has instructed it otherwise) and in any event Mr. Schwarz will be entitled to receive the consideration for such period, except for Cause.

Summary of the Audit Committee's and Board of Directors' Reasons for the Approval of This Proposal

The Audit Committee and Board of directors stated in their approval of the proposed Service Agreement that the proposed agreement is intended to compensate Mr. Schwarz for his Services to the Company.

Mr. Schwarz has the requisite skills for the purpose of providing the real estate related consulting services to the Company, including his extensive knowledge of the European and the North American real estate market, his professional experiences in the financing, investments and banking sector and his familiarity with finance institutions in Europe.

The Audit Committee and Board of Directors consider the consideration to be paid to Mr. Schwarz to be fair and reasonable taking into consideration the scope of services provided by Mr. Schwarz to the Company and the time required to perform such services.

In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed Service Agreement is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the service agreement between the Company and Mr. Reuwen Schwarz, who is affiliated with the Company's controlling shareholder, for the provision of real estate related consulting services to the Company, its subsidiaries and affiliates, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 11

APPROVAL OF THE ENTRY BY THE COMPANY'S SUBSIDIARIES INTO AGREEMENTS
TO ACQUIRE TWELVE LUXURY CONDOMINIUM UNITS LOCATED IN MIAMI BEACH,
FLORIDA, FROM COMPANIES AFFILIATED WITH THE COMPANY'S CONTROLLING
SHAREHOLDER, AS WELL AS THE LEASE OF ONE CONDOMINIUM UNIT BY THE
COMPANY TO ONE OF THE SELLERS

Following the approval by the Audit Committee and the Board of Directors, it is proposed to approve the purchase by two wholly owned subsidiaries of the Company of twelve luxury condominium units located in Miami Beach, Florida (the "Units"), in consideration for an aggregate purchase price of approximately $8.8 million to be paid by 1.37 million newly issued ordinary shares of the Company, as detailed below.

The Flamingo Condominium Units

The Company's wholly-owned subsidiary, Optibase FMC LLC, a Delaware limited liability company ("Optibase FMC"), has entered into two purchase and sale agreements (the "Flamingo Agreements") to acquire eleven luxury condominium units including ten parking spaces in the Flamingo-South Beach One Condominium located at 1500 Bar Road in Miami Beach, Florida (the "Flamingo Units" and the "Flamingo Condominium", respectively).

The Sellers of the Flamingo Units are two private companies indirectly controlled by Capri, the Company's controlling shareholder, (collectively the "Sellers").

The Flamingo Units are located on various floors of the South Building of the Flamingo Condominium, and ranging in size from 924 to 2,347 square feet. Based part upon information provided to the Company by the Sellers, to date, 9 of the 11 Flamingo Units are rented out and the remaining units are being offered for rental.

The Flamingo Condominium is a 15-story tower with 513 luxury residential units ranging in size from approximately 450 to approximately 2,347 square feet. Residences of the Flamingo Condominium enjoy the right to use certain recreational facilities including a health club, basketball and volleyball courts and swimming pool areas.

The purchase price agreed upon by the parties in consideration for the Flamingo Units is $3,870,750 in the aggregate, to be paid by the Company in 600,116 newly issued ordinary shares of the Company to be issued to the Sellers, at a price per share of $6.45. The price per share was set based on a calculation of average closing price of the Company's ordinary shares on the Nasdaq Global Market during the 30 trading days preceding the signing date of the Flamingo Agreements.

The Sellers have paid all special assessments of the Association of the Flamingo Condominium that are currently pending against the Flamingo Units. Based upon information provided to the Company, the Company believes that additional special assessments may be issued in connection with the Flamingo Units prior to or following the closing of the transaction to pay for the cost of certain repairs and capital expenditures of the Flamingo Condominium. The Sellers and the Company agreed that if a special assessment is issued by the Association of the Flamingo Condominium prior to the Closing, the Sellers will pay the monthly payment assessed in connection with such special assessment until the closing.

The closing of the Flamingo Agreements is conditioned on the approval by the Company's shareholders of this Proposal No. 11.

The Company was not required to pay any deposits in connection with the Flamingo Agreements. The Sellers have the right to terminate each of the Flamingo Agreements in the event that Optibase FMC does not acquire all of the Flamingo Units and Optibase Miami does not acquire the Continuum Unit (as detailed in this Proposal No. 11 below) within twenty days following the approval of the Flamingo Agreements by the Company's shareholders.

The Continuum Unit

The Company's wholly-owned subsidiary, Optibase Real Estate Miami LLC, a Florida limited liability company ("Optibase Miami"), has entered into an agreement (the "Continuum Agreement") to acquire a luxury condominium unit (including 2 parking spaces) in the Continuum on South Beach Condominium (the "Continuum Unit") located in Miami Beach, Florida. The seller of the Continuum Unit (the "Seller") is indirectly controlled by Capri, the Company's controlling shareholder.

The Continuum Unit is located on the 33rd floor of the North Tower of the Continuum on South Beach Condominium located at 50 S. Pointe Drive, Miami Beach, Florida.

The Continuum on South Beach Condominium is a 37-story ocean-front tower with 203 luxury residential units ranging in size from 1,554 to 3,497 square feet. Residences of the Continuum on South Beach Condominium enjoy the right to use the common areas of the residence, including swimming pool, tennis courts, spa and a sporting club.

The purchase price under the Continuum Agreement is $4,950,000, to be paid by the Company in 767,442 newly issued ordinary shares of the Company to be issued to the Seller, at a price per share of $6.45. The price per share was set based on a calculation of average closing price of the Company's ordinary shares on the Nasdaq Global Market during the 30 trading days, respectively, preceding the signing date of the Continuum Agreement.

The Company was not required to pay any deposits in connection with the Continuum Agreement. The Seller has the right to terminate each the Continuum Agreement in the event that the Optibase FMC does not acquire all of the Flamingo Units and Optibase Miami does not acquire the Continuum Unit within twenty days following the approval of the Continuum Agreement by the Company's shareholders.

Beginning at the closing of Optibase Miami's acquisition of the Continuum Unit, the Seller will lease the Continuum Unit from the Company for a term of 36 months. The rent for the entire period of the lease will be prepaid at a rate of $12,000 per month including sales tax (for a total rent of $432,000 including sales tax) (the "Rent"). The Rent will be paid by the Seller at the closing date of the transaction in 66,977 ordinary shares of the Company, at a price of $6.45 per share (which will offset the number of Shares to be issued by the Company as detailed above).

The Continuum Agreements is subject to the approval of the Company's shareholders and will take effect only following the approval of this Proposal No. 11.

Accordingly, under both the Flamingo Agreements and the Continuum Agreement, the Company is expected to issue 1,300,581 Shares representing approximately 25.4% of the Company's issued share capital10 and approximately 25.4% of the Company's issued share capital on a fully diluted basis11.

10	See footnote 1 above.

11	See footnote 2 above.

Summary of the Audit Committee's and Board of Directors' Reasons for the Approval of This Proposal

The Audit Committee and Board of directors stated in their approval of the proposed transaction stipulated above, among others, the following reasons:

(a)
the proposed transaction provides the Company with an opportunity to expand its portfolio of real estate properties in the U.S. by investing in a stable income-producing property located in the area of high-end condominium units. This transaction enables the Company to expand its investments in the real estate market in Miami, which has risen during the last years and has not showed signs of declining during this current year;

(b)
the value of the Units (including the rent of one of the Units) was determined based on several independent third party appraisals received by the Company with a 25% discount on the value derived from such appraisals;

(c)	the consideration will be paid by the Company in newly issued ordinary shares of the Company, allowing the Company to enter into the transaction preserving the current Company's cash flow;

(d)	the Audit Committee and Board of Directors consider the purchase price per issued share to be fair and reasonable due to the fact that the purchase price per share is at market price;

(e)
the Audit Committee and Board of Directors consider the terms of the proposed transactions to be fair and reasonable taking into consideration the nature of the property, its location and the purchase price of the Units; and

(f)	the Audit Committee and Board of Directors also consider the benefit of the lack of liquidity requirement to be placed by the Company, the lack of sale commission or broker fees.

In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed transaction is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the entry by the Company's subsidiaries into agreements to acquire twelve luxury condominium units located in Miami Beach, Florida, from companies affiliated with the Company's controlling shareholder, as well as the lease of one condominium unit by the Company to one of the sellers, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 12

APPROVAL OF A COMPENSATION POLICY FOR THE COMPANY'S DIRECTORS AND
OFFICERS, IN ACCORDANCE WITH THE REQUIREMENTS OF THE COMPANIES LAW

Under Amendment No. 20 to the Companies Law (the "Amendment"), which has recently came into effect, the employment terms of officers and directors of public companies, including the Company, are required to be determined in accordance with a directors and officers compensation policy (the "Compensation Policy"). The Compensation Policy is required to be approved by (i) the Board of Directors upon the recommendation of the Compensation Committee; and (ii) the shareholders of the Company, by a special majority. Subject to the Amendment, all companies that are not included in the TA-100 index of the Tel-Aviv Stock Exchange in Israel are required to adopt a Compensation Policy no later than January 12, 2014, to be based on the guidelines specified in the Amendment. In accordance with the Amendment, the Compensation Policy should be reviewed and re-approved every three years.

Following the approval by the Compensation Committee and Board of Directors it is proposed to approve a Compensation Policy, in the form attached as Annex D to this Proxy Statement.

The considerations which guided the Compensation Committee and Board of Directors in adopting the Compensation Policy were: promoting the Company's interests, its work plan and policy from a long-term perspective considering, inter alia, the Company's risk management policy, size and nature of its operations and - with regard to terms of office and employment which include variable components - the officer's contribution to achieving the Company's objectives and to maximizing its earnings, all from the long-term perspective and in accordance with the officer's role.

The principles of the Compensation Policy were established after internal discussions by the Compensation Committee and by the Board of Directors, as well as consultation with an external advisor. In designing the principles of the Compensation Policy, the Compensation Committee and the Board of Directors took into consideration, inter alia: (a) the education, qualifications, expertise, professional experience and achievements of each officer; (b) the role of the officer, areas of responsibility and previous compensation agreements entered into with him; (c) the ratio between the terms of compensation of the officers as may be provided under the Compensation Policy and the terms of compensation of other employees of the Company, considering also the average and median annual cost of the fixed component payable to all Company full time team members; and (d) regarding terms of compensation that include variable components - the possibility of reducing the variable components at the discretion of the Board of Directors and the possibility to limit the exercise value of any equity based variable component.

The Compensation Policy shall be reviewed from time to time by the Company's Compensation Committee and Board of Directors in order to ensure its adequacy and its fitness to the Company's financial position and results of operation.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the compensation policy for the Company's directors and officers, in accordance with the requirements of the Companies Law, in the form attached hereto as Annex D, having been approved by the Compensation Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved. "

The Board of Directors recommends a vote FOR approval of this proposed resolution.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors' report and the financial statements of the Company for the fiscal year ended December 31, 2012. These documents can be found on the Company's website at: www.optibase-holdings.com.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than two business days before the Meeting.

By Order of the Board of Directors,

Alex hilman,
Executive Chairman of the Board of Directors

November 13, 2013

Annex A

Date:  November 5, 2013

To:

Optibase Ltd. (the "Company")

Re:	Declaration of a Nominee as a Director in a Public Company in Accordance with the Companies Law, 5759-1999 ("the Law")

I, the Undersigned, Alex Hillman I.D. No. 051133460, a resident of Israel, whose address is 75 Hailanot St., Herzliya, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A, and are integral parts of this deceleration.

3.
I am aware of the duty of notice which I am subject to pursuant to Section 227A of the Law and I will fulfill them as required. This Section, as in effect as of the date hereof, is attached hereto as Annex A.

4.	I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of a director of the Company with respect to the Company's special needs and its size.

5.	I have the following academic degrees:

•	1976 - University of Tel Aviv: B.A in Accounting

•	1976 - University of Tel Aviv: B.A in Economics

6.	The documentation evidencing the aforesaid degrees is attached hereto as Annex B and is an integral part of this declaration.

7.	I have work experience as specified in my CV, attached hereto as Annex C. The documentation evidencing these positions is attached hereto as Annex D.

8.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as a Director of the Company, nor will they harm my ability to serve as a Director of the Company.

9.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company's Chairman of the Board immediately, in accordance with Section 227A of the law as set forth in Annex A to this declaration.

10.	I am not serving as an external director in another company that one of the external directors of the Company serves as a director in that other company.

11.
I am aware that my declaration herein shall serve the Company in considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criteria established in accordance with the Law, and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports.

12.	This is my name, this is my signature and the facts stated above are true.

Alex Hillman Name	051133460 I.D.	/s/ Alex Hillman Signature

 Date:  November 7, 2013

To:

Optibase Ltd. (the "Company")

Re:	Declaration of a Nominee as an Independent Director in a Public Company in Accordance with the Companies Law, 5759-1999 (the "Law")

I, the Undersigned, Danny Lustiger I.D. No. 022963763, a resident of Israel, whose address is 56 Izhak Shada St., Herzliya, Israel, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as an Independent Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am aware of the requirements of the Law with regard to the service of an Independent Director, the service period, termination of service, membership in the Company's committees, etc., and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports.

3.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard the restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A and are an integral part of this deceleration and, as of the date hereof, do not apply to me and/or with respect to me.

4.
I am aware of the duty of notice which I am subject to pursuant to Sections 227A and 245A of the Law and I will fulfill them as required. These Sections, as in effect as of the date hereof, are attached hereto as Annex A.

5.
I hereby declare that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of an Independent director of the Company, as detailed as follows.

6.
I have the accounting and financial expertise, in accordance with the Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766-2005, (hereinafter: the "Companies Regulations"). The Companies Regulations, as in effect as of the date hereof, are attached hereto as Annex B and is an integral part of this declaration.

7.	I have the following academic degrees:

2004 – Stanford University, CA. Graduate School of Business - Executive program for growing companies.

2001 – Tel Aviv University - Advanced study diploma for Executive Directors in Public corporations

1993-1996 – Tel Aviv University - MBA in Finance and International Management

1992-1993 – Tel Aviv University - Advance studies in accounting

1989-1992 – Tel Aviv University - B.A. in Accounting and Economics

The documentation evidencing the aforesaid degrees is attached hereto as Annex C and is an integral part of this declaration.

8.	My business experience is as detailed in the CV attached hereto as Annex D. The documentation evidencing these positions is attached hereto as Annex E.

9.	Please mark X in the applicable box:

☒
Neither I, nor my Relatives, my partner, my employer, who I am subordinate to directly or indirectly, nor any entity of which I am a controlling shareholder, have, or within the past two years prior to the appointment date had (1) any Relationship with the Company, its controlling shareholder at the Appointment Date, or with any Other Entity, or (2) any business or professional relationships with the Company, its controlling shareholder at the Appointment Date, or with any Other Entity, even if such relationships are not of an ordinary nature, excluding De minimis relationships.

For the purpose of this section-

"Relationship" means an employment relationship, a business or professional relationship by of an ordinary nature or control, and service as an officer, and which shall not include service as a director appointed to serve as an external director of a company which intends to offer shares to the public for the first time.

"Other Entity" means an entity in which, currently or within the two years prior to the Appointment Date, the controlling shareholder was the Company or the Company’s controlling shareholder.

"Appointment Date" means the date on which the general meeting will appoint me as an Independent Director, in accordance with Section 239(B) of the Law.

"Relative" means spouse, sibling, parent, grandparent, child; or child, sibling or parent of a spouse; or the spouse of any of the above.

Alternatively,

☐
I have, or within the past two years prior to the appointment date had, minor business or professional relationships with the Company, which have commenced prior to my appointment date as an Independent Director and which do not constitute a "Relationship" under the Companies Regulations (Matters that do Not Constitute a Relationship), 5767-2006 (hereinafter "Relationship Regulations"). The relevant Sections of the Relationship Regulations, as in effect as of the date hereof, are attached hereto as Annex F and are an integral part of this declaration. The aforesaid Relationships are as follows1:

10.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as an Independent Director of the Company or constrain my ability to serve as an Independent Director of the Company.

11.	I am not a director of a company which has an external director who is a director of the Company.
_________________________________
1Details of the business or professional relationships of the nominee with the Company and documentation evidencing that these are minor relationships will be provided.

12.	I am not an employee of the Israeli Securities Authority and/or the Tel Aviv Stock Exchange.

13.	I am not a Relative of the Company's controlling shareholder.

14.
I have not obtained any compensation, directly or indirectly due to my service as a director of the Company, in addition to the compensation and reimbursement of their expenses which I entitled to, as a result of my service as an Independent director of the Company. For this purpose, consideration shall not include exemption, undertaking to indemnify, indemnity or insurance.

15.
I hereby undertake to fulfill all the requirements provided by law, for a director in general and for an Independent Director in particular, and to fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern, that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall immediately notify the Company's Chairman of the Board.

16.
I am aware that under the Law, neither I, nor my spouse and my children, shall be able to serve as an officer of the Company, to be employed by the Company or to provide it with professional services, in exchange for any consideration, whether directly or indirectly, including through a corporation under my control, unless two years have elapsed since the termination of my services as an Independent Director of the Company, and regarding any Relative who is not my spouse or my children - unless one year has elapsed since the aforesaid termination of my service.

17.	I do not serve as a director of the Company for more than 9 years in a row.

18.	I do not serve as the Company's Chairman of the Board.

19.	I am not employed by the Company, the Company's controlling shareholder or other corporation controlled by the Company's controlling shareholder.

20.
I do not provide any services on a permanent basis, to the Company, to its controlling shareholder or other corporation controlled by the Company's controlling shareholder; in addition, my main source of subsistence is not associated with the controlling shareholder.

21.
I am aware that my declaration herein, shall be raised in front of the Company prior to the Annual General Meeting which on its agenda is the nomination of the Company's directors and which shall serve the Company for considering whether I qualify to serve as an Independent Director of the Company and in particular whether I fulfill the conditions and criteria of the Companies Regulations and the Relationship Regulations.

22.
I hereby acknowledge and agree, that, subject to the approval of the general meeting of the shareholders of the Company, I shall receive compensation as further detailed in Annex G, and that I shall not be entitled to any further compensation from the Company with respect to my services as an Independent Director.

23.	This is my name, this is my signature and the facts stated above are true and correct.

Danny Lustiger Name	022963763 I.D.	/s/ Danny Lustiger Signature

Annex B

                                 Date: November 6, 2013

To:

Optibase Ltd. (the "Company")

Re:	Declaration of a Nominee as an External Director in a Public Company in Accordance with the Companies Law, 5759-1999 (the "Law")

I, the Undersigned, Orli Garti-Seroussi, I.D. No. 056381981, a resident of Israel, whose address is 41 Ha'Chashmonaim St., Tel-Aviv, Israel, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as an External Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am aware of the requirements of the Law with regard to the service of an External Director, the service period, termination of service, membership in the Company's committees, etc., and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports.

3.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard the restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A and are an integral part of this deceleration and, as of the date hereof, do not apply to me and/or with respect to me.

4.
I am aware of the duty of notice which I am subject to pursuant to Sections 227A and 245A of the Law and I will fulfill them as required. These Sections, as in effect as of the date hereof, are attached hereto as Annex A.

5.	I hereby declare that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of an external director of the Company, as detailed as follows.

6.
I have the accounting and financial expertise, in accordance with the Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766-2005, (hereinafter: the "Companies Regulations"). The Companies Regulations, as in effect as of the date hereof, are attached hereto as Annex B and is an integral part of this declaration.

7.	I have the following academic degrees:

•	I am an Israeli Certified Public Accountant since 1991.

•	I have a BA degree in Accounting and Economics (1987), and a Master degree in Business Administration (1996), both granted from Tel-Aviv University.

•	I also have a Master degree in Public Administration (1997) granted from Harvard University, MA, USA.

The documentation evidencing the aforesaid degrees is attached hereto as Annex C and is an integral part of this declaration.

8.	My business experience is as detailed in the CV attached hereto as Annex D. The documentation evidencing these positions is attached hereto as Annex E.

9.	Please mark X in the applicable box:

☒
Neither I, nor my Relatives, my partner, my employer, who I am subordinate to directly or indirectly, nor any entity of which I am a controlling shareholder, have, or within the past two years prior to the appointment date had (1) any Relationship with the Company, its controlling shareholder at the Appointment Date, or with any Other Entity, or (2) any business or professional relationships with the Company, its controlling shareholder at the Appointment Date, or with any Other Entity, even if such relationships are not of an ordinary nature, excluding De minimis relationships.

For the purpose of this section-

"Relationship" means an employment relationship, a business or professional relationship by of an ordinary nature or control, and service as an officer, and which shall not include service as a director appointed to serve as an external director of a company which intends to offer shares to the public for the first time.

"Other Entity" means an entity in which, currently or within the two years prior to the Appointment Date, the controlling shareholder was the Company or the Company’s controlling shareholder.

"Appointment Date" means the date on which the general meeting will appoint me as an External Director, in accordance with Section 239 (B) of the Law.

"Relative" means spouse, sibling, parent, grandparent, child; or child, sibling or parent of a spouse; or the spouse of any of the above.

Alternatively,

☐
I have, or within the past two years prior to the appointment date had, minor business or professional relationships with the Company, which have commenced prior to my appointment date as an External Director and which do not constitute a "Relationship" under the Companies Regulations (Matters that do Not Constitute a Relationship), 5767-2006 (hereinafter "Relationship Regulations"). The relevant Sections of the Relationship Regulations, as in effect as of the date hereof, are attached hereto as Annex F and are an integral part of this declaration. The aforesaid Relationships are as follows

10.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as an External Director of the Company or constrain my ability to serve as an External Director of the Company.

11.	I am not a director of a company which has an external director who is a director of the Company.
________________________________________________________________.
1Details of the business or professional relationships of the nominee with the Company and documentation evidencing that these are minor relationships will be provided.

12.	I am not an employee of the Israeli Securities Authority and/or the Tel Aviv Stock Exchange.

13.	I am not a Relative of the Company's controlling shareholder.

14.
I have not obtained any compensation, directly or indirectly due to my service as a director of the Company, in addition to the compensation and reimbursement of their expenses which I entitled to, as a result of my service as an External director of the Company. For this purpose, consideration shall not include exemption, undertaking to indemnify, indemnity or insurance.

15.
I hereby undertake to fulfill all the requirements provided by law, for a director in general and for an External Director in particular, and to fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern, that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall immediately notify the Company's Chairman of the Board.

16.
I am aware that under the Law, neither I, nor my spouse and my children, shall be able to serve as an officer of the Company, to be employed by the Company or to provide it with professional services, in exchange for any consideration, whether directly or indirectly, including through a corporation under my control, unless two years have elapsed since the termination of my services as an External Director of the Company, and regarding any Relative who is not my spouse or my children - unless one year has elapsed since the aforesaid termination of my service.

17.	I do not serve as a director of the Company for more than 9 years in a row.

18.	I do not serve as the Company's Chairman of the Board.

19.	I am not employed by the Company, the Company's controlling shareholder or other corporation controlled by the Company's controlling shareholder.

20.
I do not provide any services on a permanent basis, to the Company, to its controlling shareholder or other corporation controlled by the Company's controlling shareholder; in addition, my main source of subsistence is not associated with the controlling shareholder.

21.
I am aware that my declaration herein, shall be raised in front of the Company prior to the Annual General Meeting which on its agenda is the nomination of the Company's directors and which shall serve the Company for considering whether I qualify to serve as an External Director of the Company and in particular whether I fulfill the conditions and criteria of the Companies Regulations and the Relationship Regulations.

22.
I hereby acknowledge and agree, that, subject to the approval of the general meeting of the shareholders of the Company, I shall receive compensation as further detailed in Annex G, and that I shall not be entitled to any further compensation from the Company with respect to my services as an External Director.

23.	This is my name, this is my signature and the facts stated above are true and correct.

Orli Garti-Seroussi Name	056381981 I.D.	/s/ Orli Garti-Seroussi Signature

Annex C

Date:  November 7, 2013

To:

Optibase Ltd. (the "Company")

Re:	Declaration of a Nominee as an External Director in a Public Company in Accordance with the Companies Law, 5759-1999 (the "Law")

I, the Undersigned, Chaim Labenski I.D. No. 65406753, a resident of Israel, whose address is 7 Fishman Maymon St., Tel-Aviv, Israel, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as an External Director of the Company, which is a public company incorporated in Israel, and whose shares are traded on the Nasdaq.

2.
I am aware of the requirements of the Law with regard to the service of an External Director, the service period, termination of service, membership in the Company's committees, etc., and that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports.

3.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard the restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or bankruptcy. These Sections, as in effect as of the date hereof, are attached hereto as Annex A and are an integral part of this deceleration and, as of the date hereof, do not apply to me and/or with respect to me.

4.
I am aware of the duty of notice which I am subject to pursuant to Sections 227A and 245A of the Law and I will fulfill them as required. These Sections, as in effect as of the date hereof, are attached hereto as Annex A.

5.	I hereby declare that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of an external director of the Company, as detailed as follows.

6.
I have the professional qualification, in accordance with the Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766-2005, (hereinafter: the "Companies Regulations"). The Companies Regulations, as in effect as of the date hereof, are attached hereto as Annex B and is an integral part of this declaration.

7.	I have the following academic degrees:

•	B. Sc – civil engineering, Aston University UK

•	M. Sc – Engineering Management, Leeds University UK

•	Dp. B.A. – Business Administration, Manchester Business School UK

The documentation evidencing the aforesaid degrees is attached hereto as Annex C and is an integral part of this declaration.

8.	My business experience is as detailed in the CV attached hereto as Annex D. The documentation evidencing these positions is attached hereto as Annex E.

9.	Please mark X in the applicable box:

☒
 Neither I, nor my Relatives, my partner, my employer, who I am subordinate to directly or indirectly, nor any entity of which I am a controlling shareholder, have, or within the past two years prior to the appointment date had (1) any Relationship with the Company, its controlling shareholder at the Appointment Date, or with any Other Entity, or (2) any business or professional relationships with the Company, its controlling shareholder at the Appointment Date, or with any Other Entity, even if such relationships are not of an ordinary nature, excluding De minimis relationships.

For the purpose of this section-

"Relationship" means an employment relationship, a business or professional relationship by of an ordinary nature or control, and service as an officer, and which shall not include service as a director appointed to serve as an external director of a company which intends to offer shares to the public for the first time.

"Other Entity" means an entity in which, currently or within the two years prior to the Appointment Date, the controlling shareholder was the Company or the Company’s controlling shareholder.

"Appointment Date" means the date on which the general meeting will appoint me as an External Director, in accordance with Section 239 (B) of the Law.

"Relative" means spouse, sibling, parent, grandparent, child; or child, sibling or parent of a spouse; or the spouse of any of the above.

Alternatively,

☐
I have, or within the past two years prior to the appointment date had, minor business or professional relationships with the Company, which have commenced prior to my appointment date as an External Director and which do not constitute a "Relationship" under the Companies Regulations (Matters that do Not Constitute a Relationship), 5767-2006 (hereinafter "Relationship Regulations"). The relevant Sections of the Relationship Regulations, as in effect as of the date hereof, are attached hereto as Annex F and are an integral part of this declaration. The aforesaid Relationships are as follows

10.
My other positions or affairs do not create, or are liable to create, any conflict of interest with my position as an External Director of the Company or constrain my ability to serve as an External Director of the Company.

11.	I am not a director of a company which has an external director who is a director of the Company.

12.	I am not an employee of the Israeli Securities Authority and/or the Tel Aviv Stock Exchange.

13.	I am not a Relative of the Company's controlling shareholder.
____________________________________
1Details of the business or professional relationships of the nominee with the Company and documentation evidencing that these are minor relationships will be provided.

14.
I have not obtained any compensation, directly or indirectly due to my service as a director of the Company, in addition to the compensation and reimbursement of their expenses which I entitled to, as a result of my service as an External director of the Company. For this purpose, consideration shall not include exemption, undertaking to indemnify, indemnity or insurance.

15.
I hereby undertake to fulfill all the requirements provided by law, for a director in general and for an External Director in particular, and to fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern, that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall immediately notify the Company's Chairman of the Board.

16.
I am aware that under the Law, neither I, nor my spouse and my children, shall be able to serve as an officer of the Company, to be employed by the Company or to provide it with professional services, in exchange for any consideration, whether directly or indirectly, including through a corporation under my control, unless two years have elapsed since the termination of my services as an External Director of the Company, and regarding any Relative who is not my spouse or my children - unless one year has elapsed since the aforesaid termination of my service.

17.	I do not serve as a director of the Company for more than 9 years in a row.

18.	I do not serve as the Company's Chairman of the Board.

19.	I am not employed by the Company, the Company's controlling shareholder or other corporation controlled by the Company's controlling shareholder.

20.
I do not provide any services on a permanent basis, to the Company, to its controlling shareholder or other corporation controlled by the Company's controlling shareholder; in addition, my main source of subsistence is not associated with the controlling shareholder.

21.
I am aware that my declaration herein, shall be raised in front of the Company prior to the Annual General Meeting which on its agenda is the nomination of the Company's directors and which shall serve the Company for considering whether I qualify to serve as an External Director of the Company and in particular whether I fulfill the conditions and criteria of the Companies Regulations and the Relationship Regulations.

22.
I hereby acknowledge and agree, that, subject to the approval of the general meeting of the shareholders of the Company, I shall receive compensation as further detailed in Annex G, and that I shall not be entitled to any further compensation from the Company with respect to my services as an External Director.

23.	This is my name, this is my signature and the facts stated above are true and correct.

Chaim Labenski Name	65406753 I.D.	/s/ Chaim Labenski Signature

Annex D

COMPENSATION POLICY

OPTIBASE LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on ________, 2013)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this "Compensation Policy" or "Policy") of Optibase Ltd. ("Optibase" or the "Company"), in accordance with the requirements of the Companies Law of 1999 (the "Companies Law").

Compensation is a key component of Optibase's overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Optibase's value and otherwise assist Optibase to reach its business and financial long term goals. Accordingly, the structure of this Policy was established to tie the compensation of each officer to Optibase's goals and performance.

For purposes of this Policy, "Executive Officers" shall mean "Office Holders" as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Optibase's directors.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of Optibase and shall serve as Optibase’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of Optibase (the "Compensation Committee" and "Board" respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Optibase's objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for Optibase's success and enhance shareholder value, while supporting a performance culture that is based on merit, and rewards excellent performance in the long term, while recognizing Optibase's core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Optibase's shareholders in order to enhance shareholder value;

2.2.
To provide the Executive Officers with a structured compensation package, putting the emphasis on the fixed components, i.e., the base salaries and benefits, rather than on the variable compensation, such as bonuses and equity-based compensation in order to minimize potential conflicts between the interests of Executive Officers and those of Optibase;

2.3.	To strengthen the retention and the motivation of Executive Officers in the long term.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

•	Base salary;

•	Benefits;

•	Cash bonuses;

•	Equity based compensation; and

•	Retirement and termination of service arrangements.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

This Policy aims to balance the mix of "Fixed Compensation" (comprised of base salary and benefits) and "Variable Compensation" (comprised of cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Optibase's short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Compensation of each Executive Officer (as wesll as the Executive Chairman of the Board  ("Executive Chairman")) shall not exceed 60% of the total compensation package of such Executive Officer (and the Executive Chairman) on an annual basis. The Compensation Committee and Board believe that such range expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

5.	Intra-Company Compensation Ratio

In the process of drafting this Policy, Optibase’s Board and Compensation Committee have examined the ratio between employer cost, as such term is defined in the Companies Law, associated with the engagement of the Executive Officers (as well as the Executive Chairman) and the average and median employer cost associated with the engagement of the other employees of Optibase (the "Ratio"). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in Optibase.

B. Base Salary and Benefits

6.	Base Salary

6.1.
The base salary varies between Executive Officers (among themselves) and the Executive Chairman of the Board, and is individually determined by the Compensation Committee and the Board (unless other approvals are required under any applicable law) according to the educational background, prior vocational experience, qualifications, role, business responsibilities, past performance and previous compensation arrangements of such Executive Officer and Executive Chairman of the Board.

6.2.	The maximum monthly base salary for each of the following roles shall be as follows:

(i)	Chief Executive Officer ("CEO") – up to NIS 80,000 for a full time position

(ii)	CEO of the Company's subsidiary ("Subsidiary CEO") – up to NIS 70,000 for a full time position;

(iii)	Executive Officer who is not a director, CEO or Subsdiary CEO ("EVP") – up to NIS 40,000 for a full time position

Such amounts may be linked to increases in the Israeli Consumer Price Index ("Israeli CPI") or to the representative rate of exchange of the US dollar, as the case may be.

6.3.	The Executive Chairman may be paid managemt fee in amount that shall not exceed NIS 40,000 per month.

7.	Benefits

7.1.	In addition to the base salary, the following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

•	Vacation days in accordance with market practice and applicable law;

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

•	Monthly remuneration for a study fund, as allowed by applicable tax law and with reference to Optibase’s practice and common market practice;

•
Contribution by Optibase on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable tax law and with reference to Optibase’s policies and procedures and common market practice; and

•
Contribution by Optibase on behalf of the Executive Officer towards work disability insurance, as allowed by applicable tax law and with reference to Optibase’s policies and procedures and common market practice.

7.2.
Optibase may offer additional benefits to its Executive Officers, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

7.3.
Optibase may reimburse its Executive Officers and its Executive Chairman for reasonable work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. Optibase may provide advance payments to its Executive Officers in connection with work-related expenses.

7.4.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

8.	Signing Bonus

At the Compensation Committee’s and Board’s discretion, Optibase may grant a newly recruited Executive Officer a signing bonus. The signing bonus will not exceed two (2) monthly base salaries of such Executive Officer.

C. Cash Bonuses

9.	Annual Bonuses

9.1.
The payment of annual bonuses to the Executive Chairman and any Executive Officer for any particular fiscal year shall be subject to the fulfillment (in addition to the fulfillment of the applicable objectives set forth below as the case may be) of any one of the two following criteria: (a) that Optibase will complete transactions in an aggregate amount of at least USD $10 million (taking into account capital gains resulting from appreciation of real estate assets) during such fiscal year; and (b) that Optibase's net profit for such fiscal year was at least USD $500,000.

9.2.
The Compensation Committee and Board may decide to grant annual bonuses to the Executive Chairman and the Executive Officers, subject to the fulfillment of the pre-conditions for payment of bonuses as detailed in section 9.1 above. The annual bonus will be based on the measurable results of the Company which will be approved annually by the Compensation Committee and the Board on the basis of, but not limited to, financial, business, operational and personal objectives.

9.3.
The annual bonus to the Executive Chairman and the Executive Officers will be based mainly (at least 80%) on measurable criteria, as detailed above, and, with respect to its less significant part (up to 20%) shall be determined at the Compensation Committee's and Board’s discretion, subject to any additional approval as may be required by the Companies Law.

9.4.
The annual bonus that may be paid to the Executive Officers  for any fiscal year shall not exceed six (6) monthly base salaries to the CEO, and three (3) monthly base salaries to any other Executive Officer (excluding the CEO). The annual bonus that may be paid to the Executive Chairman for any fiscal year shall not exceed two (2) monthly payments of management fee.

10.	Special Bonuses

In addition to the annual bonus, Optibase may grant its Executive Chairman and Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or, regarding the Executive Officers, special recognition in case of retirement) at the discretion of the Compensation Committee and Board which shall not exceed six (6) monthly base salaries for any fiscal year for the CEO; three (3) monthly base salaries for any Executive Officer (other than the CEO); and two (2) monthly payments of mangement fee for the Executive Chairman (the "Special Bonus").

11.	Pro Rata Payment

Should the employment or service of the Executive Chairman or any Executive Officer terminate prior to the end of a fiscal year, Optibase may pay the Executive Chairman or the Executive Officer his or her pro rata share of that fiscal year’s bonus, based on the period the Executive Chairman or such Executive Officer was employed by the Company or has served in the Comapny.

12.	Compensation Recovery ("Clawback")

12.1.
In the event of an accounting restatement, Optibase shall be entitled to recover from its Executive Chairman or Executive Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Optibase prior to the third anniversary of fiscal year end of the restated financial statements.

12.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

•	The financial restatement is required due to changes in the applicable financial reporting standards; or

•	The Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

•	The amount to be paid under the clawback proceedings is less than 10% of the relevant bonus received by the Executive Chairman or Executive Officer.

12.3.
Nothing in this Section 12 derogates from any other "clawback" or similar provisions regarding disgorging of profits imposed on the Executive Chairman and Executive Officers by virtue of applicable securities laws.

D.	Equity-Based Compensation

13.	General and Objectives

13.1.
The Compensation Committee and Board may grant from time to time equity-based compensation which will be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer. Equity-based compensation may also be awarded to the Company's directors, including for the avoidance of doubt the Executive Chairman (the "Directors"), subject to the provisions of the Companies Law and the regulations thereunder and the receipt of all additional approvals that may be required under the Companies Law.

13.2.
The main objectives of the equity-based compensation is to enhance the alignment between the Executive Officers' and Directors' interests with the long term interests of Optibase and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.3.
The equity based compensation offered by Optibase is intended to be in a form of share options, restricted shares and/or other equity based awards, such as RSUs, in accordance with the Company's incentive plan in place as may be updated from time to time.

14.	Fair Market Value

The fair market value of the equity-based compensation for each Executive Officer and each Director shall not exceed USD $200,000, as shall be determined according to acceptable valuation practices at the time of grant.

15.	Additional Terms

15.1.
Subject to any applicable law, Optibase may determine, at the Compensation Committee and the Board’s discretion, the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers and Directors.

15.2.
All equity-based incentives granted to Executive Officers and Directors shall be subject to vesting periods in order to promote long-term retention of such recipients. Unless otherwise determined in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of at least two years.

15.3.
All other terms of the equity awards shall be in accordance with Optibase's incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer's or Director's awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

E. Retirement and Termination of Service Arrangements

16.	Advanced Notice Period

16.1.
Optibase may provide each Executive Officer, according to his or her seniority in the Company, his or her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination of up to three (3) months, except for the CEO whose prior notice may be of up to six (6) months. During such advance notice period, the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his or her options, Restricted shares or RSU.

16.2.	Optibase may waive the Executive Officer’s services to the Company during the advance notice period and pay the amount payable in lieu of notice, plus the value of benefits.

17.	Adjustment Period/Retirement Bonus

In addition to the advance notice period, the Compensation Committee and Board may provide an additional adjustment period/retirement bonus that will be determined, among other things, taking into consideration the Executive Officer's seniority in the Company, performance during employment, contribution to Optibase achieving its goals and the circumstances of retirement or termination. The maximum adjustment period/retirement bonus that may be paid to each Executive Officer is as follows:

•
CEO – for seniority of up to 5 years – the CEO will not be entitled to any Adjustment Period; seniority between 5 to 10 years – up to 4 monthly base salaries; and seniority of 10 years or more – up to 8 monthly base salaries.

•
Executive Officer (except the CEO) – for seniority of up to 5 years – such Executive Officer will not be entitled to any Adjustment Period; seniority between 5 to 10 years – up to 2 monthly base salary; and seniority of 10 years or more – up to 4 monthly base salaries.

The amounts for the adjustment period and the retirement bonus to be granted to an Executive Officer shall be calculated on the Executive Officer’s gross base salary without benefits, bonuses or grants which were granted to him or her during the Executive Officer's employment.

18.	Additional Retirement and Termination Benefits

Optibase may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

19.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Optibase may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Optibase for a defined period of time. The terms and conditions of the Non-Compete grant shall be decided by the Board and shall not exceed such Executive Officer's monthly base salary multiplied by six (6).

F. Indemnification and Insurance

20.	Indemnification

Optibase may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the Indemnity Agreement between such individuals and Optibase, all subject to applicable law and the Company’s articles of association.

21.	Insurance

21.1.	Optibase will provide "Directors’ and Officers’ Liability Insurance" (the "Insurance Policy") for its directors and Executive Officers as follows:

•	The annual premium to be paid by the Optibase shall not exceed 1% of the aggregate coverage of the Insurance Policy;

•
The limit of liability of the insurer shall not exceed the greater of $10 million or 25% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

•
The purchase of the Insurance Policy (including any renewal or extension) shall be approved by the Compensation Committee (and, if required by law, by the Board of Directors) which shall determine whether the coverage amount and the relevant premium sums are reasonable considering the Company's exposures, the scope of coverage and market conditions and that the policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

21.2.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Optibase shall be entitled to enter into a "run off" Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

•
The limit of liability of the insurer shall not exceed the greater of $10 million or 25% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

•	The annual premium shall not exceed 350% of the last paid annual premium; and

•
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company's exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company's profitability, assets or liabilities.

21.3.	Optibase may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

•	The additional premium for such extension of liability coverage shall not exceed 50% of the last paid annual premium; and

•
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company's profitability, assets or liabilities.

G. Arrangements upon Change of Control

22.
The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a "Change of Control" following of which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

22.1.	Vesting acceleration of outstanding options or restricted shares.

22.2.
Extension of the exercising period of options or restricted shares for Optibase’s Executive Officers for a period of up to one (1) year and two (2) years, respectively, following the date of termination of employment.

22.3.
Up to an additional six (6) months of continued base salary and benefits following the date of employment termination (the "Additional Adjustment Period"). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Compensation Policy.

22.4.
A cash bonus not to exceed together with the annual cash bonus, up to eighteen (18) monthly base salaries, in the case of the CEO, and nine (9) monthly base salaries, in the case of other Executive Officers (excluding the CEO).

H. Board of Directors Compensation

23.1.	All the Directors, excluding the Executive Chairman, shall be entitled to an equal annual and per-meeting compensation.

23.2.
The compensation of the Directors (including external directors and independent directors, but excluding the Executive Chairman) shall not exceed the maximum amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time ("Compensation of Directors Regulations").

23.3.	Directors may be granted equity-based compensation in accordance with the principles detailed in this Policy, and subject to the provisions of the Companies Law and the regulations thereunder.

23.4.
Optibase's external and independent Directors may be entitled to reimbursement of expenses in accordance with the Compensation of Directors Regulations. Optibase’s Directors, excluding external and independent Directors, may be entitled to reimbursement of work-related expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. Optibase may provide advance payments to its Directors in connection with work-related expenses.

I. Miscellaneous

24.
This Policy is designed solely for the benefit of Optibase. Nothing in this Compensation Policy shall be deemed to grant any of Optibase’s Executive Officers, Directors or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements.

25.
This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s articles of association.

26.
This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.

27.
In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with Optibase’s compensation to its Executive Officers and Directors, Optibase may elect to act pursuant to such relief without regard to any contradiction with this Policy.

28.
The Compensation Committee and Board may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 19, 2013

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the "Company"), standing in the name of the undersigned at the close of business on November 19, 2013, at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices, 10 Hasadnaot Street, Herzliya, Israel, on Thursday, December 19, 2013, at 10:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the proposals (except for Proposals No. 2 and 4 through 12) and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒ Please mark your votes as in this example.

Proposal 1:

Re-election to the Company’s board of directors two (2) of the directors currently in office.

Re-election of Alex Hilman to the Company's board of directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Re-election of Danny Lustiger to the Company's board of directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 2:

Approval of the compensation terms for current and future directors of the Company in accordance with the provisions of the Israeli Companies Law of 1999 and the regulations promulgated thereunder, as may be amended from time to time.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 2 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 2).

YES	NO
☐	☐

Proposal 3:

Reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the fiscal year ended December 31, 2013, and to authorize the Company's board of directors, upon the recommendation of the Company's audit committee, to determine the auditors' remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 4:

Approval of a framework resolution regarding the purchase by the Company of directors' and officers' liability insurance policies, including as directors and officers of the Company's subsidiaries.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 4 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 4).

YES	NO
☐	☐

Proposal 5:

Approval of a grant by the company of 12,000 restricted shares of the Company, in three equal consecutive annual grants, to Mr. Alex Hilman, the Executive Chairman of the Board of Directors, under the Company's 2006 Israeli Incentive Compensation Plan.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 5 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 5).

YES	NO
☐	☐

Proposal 6:

Approval of a grant by the Company of 12,000 restricted shares of the Company, in three equal annual consecutive grants, to Mr. Amir Philips, the Company's Chief Executive Officer, under the Company's 2006 Israeli Incentive Compensation Plan.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 6 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 6).

YES	NO
☐	☐

Proposal 7:

Re-election of Ms. Orli Garti-Seroussi as an external director of the Company for an additional three-year term commencing on January 31, 2014, and to approve her compensation terms.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 7 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 7).

YES	NO
☐	☐

Proposal 8:

Re-election of Mr. Chaim Labenski as an external director of the Company for an additional three-year term commencing on December 29, 2013, and to approve his compensation terms.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 8 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 8).

YES	NO
☐	☐

Proposal 9:

Approval of the compensation terms of Mr. Shlomo (Tom) Wyler, who is affiliated with the Company's controlling shareholder, as the Chief Executive Officer of Optibase Inc., the Company's subsidiary.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 9 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 9).

YES	NO
☐	☐

Proposal 10:

Approval of a service agreement between the Company and Mr. Reuwen Schwarz, who is affiliated with the Company's controlling shareholder, for the provision of real estate related consulting services to the Company, its subsidiaries and affiliates.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 10? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 10).

YES	NO
☐	☐

Proposal 11:

Approval of the entry by the Company's subsidiaries into agreements to acquire twelve luxury condominium units located in Miami Beach, Florida, from companies affiliated with the Company's controlling shareholder, as well as the lease of one condominium unit by the Company to one of the sellers.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 11? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 11).

YES	NO
☐	☐

Proposal 12:

Approval of a compensation policy for the Company's directors and officers, in accordance with the requirements of the Companies Law.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 12 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 12).

YES	NO
☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2013

(Signature of Stockholder)

(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.